UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Production start-up in the Lapa field, in the pre-salt layer of Santos Basin

Rio de Janeiro, December 20, 2016 – Petróleo Brasileiro S.A. – Petrobras and its
partners in the BM-S-9 consortium started the oil and natural gas production yesterday in the Lapa field, in the Santos Basin pre-salt layer, through the
FPSO Cidade de Caraguatatuba.

This is the third unit to enter operation in the pre-salt this year, and the
11th largest definitive system operating in this layer. In addition, Lapa is the third pre-salt field of the Santos Basin to start production, after Lula and
Sapinhoá.

Located approximately 270 km from the coast of the São Paulo state, at 2,140 m water depth, this Floating Production Storage Offloading Unit has the capacity to process daily 100 thousand barrels of oil and compress 5 million m3 of gas, and is interconnected to the Lapa field through production well 7-LPA-1D.

Expressive results in the pre-salt

Production start-up in the Lapa field takes place at a time of expressive results in the pre-salt layer. Oil production operated by Petrobras at this frontier already exceeds 1.2 million barrels per day and, in November, we reached the historical mark of 1 billion barrels of oil produced in the pre-salt layer. This achievement was possible upon start-up of ten large production systems in only six years. They are: Lula Pilot (FPSO Cidade de Angra dos Reis),
Sapinhoá Pilot (FPSO Cidade de São Paulo), Lula Nordeste Pilot (FPSO Cidade de
Paraty), Lula/Iracema Sul Area (FPSO Cidade de Mangaratiba), Sapinhoá Norte
(FPSO Cidade de Ilhabela), Lula/Iracema Norte Area (FPSO Cidade de Itaguaí),
Lula Alto (FPSO Cidade de Maricá), Lula Central (FPSO Cidade de Saquarema), as
well as FPSO Cidade de Anchieta and P-58, both in Parque das Baleias. The pre-salt wells that were interconnected to already existing production systems in the Campos Basin also contributed to this record.

The Lapa field is located at the BM-S-9 concession, operated by Petrobras (45%), in partnership with BG E&P Brasil – a subsidiary company of Royal Dutch Shell plc (30%) – and Repsol Sinopec Brasil (25%).

_______________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: December 20, 2016	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer